Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**SANTOS LTD**
ABN	**80 007 550 923**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JOHN CHARLES ELLICE-FLINT
Date of last notice	02 SEPTEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	For 1,000,000 fully paid ordinary shares: an indirect interest; For 3,000,000 fully paid ordinary shares: a direct interest.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial entitlement to 1,000,000 fully paid ordinary shares held under a trust structure by Sesap Pty Ltd.
Date of change	23 December 2005
No. of securities held prior to change	4,000,000 fully paid ordinary shares.
Class	Fully paid ordinary shares.
Number acquired	1,000,000 fully paid ordinary shares transferred to a direct interest from an indirect interest.
Number disposed	1,000,000 fully paid ordinary shares transferred from an indirect interest to a direct interest.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil.
No. of securities held after change	4,000,000 fully paid ordinary shares.

Appendix 3Y
Change of Director's Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	At the end of the restriction period, transfer of the indirect interest in 1,000,000 fully paid ordinary shares held under the terms of a trust structure by Sesap Pty Ltd, such shares initially granted on 19 December 2000.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEORGE ROBERT WARWICK SNOW
Date of last notice	19TH DECEMBER 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Dampier Investment Group Pty Ltd and Tempest Pty Ltd
Date of change	20th December 2005
No. of securities held prior to change	14,247,714 Ordinary Shares
Class	Ordinary Shares
Number acquired	67,425
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$16,856.25

+ See chapter 19 for defined terms.

No. of securities held after change	14,315,139 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-Market Trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

23rd December 2005

+ See chapter 19 for defined terms.